Second Quarter Report

For the quarter ended June 30, 2009

The second quarter of 2009 was highlighted by the announcement of additional positive clinical trial results in our monotherapy and combination trials and the successful completion of two transactions that added net proceeds of approximately $8 million.  These positive clinical results continue to demonstrate the potential of REOLYSIN® as a cancer therapeutic, and support the direction of the pivotal program for REOLYSIN.

ASCO Showcases REOLYSIN Results
Three posters detailing results of REOLYSIN clinical trials were presented at the American Society of Clinical Oncology (ASCO) annual meeting in June.  The results of these trials, and the response and clinical benefit rates as reported by our investigators, reinforce our belief that REOLYSIN has the potential to significantly improve treatment outcomes in patients with a broad range of cancers.

ASCO Poster Presentations
Updated results of our U.S. Phase II sarcoma trial were presented at ASCO.  The results demonstrated that the treatment was well tolerated, with 15 of 36, or 42% of evaluable patients experiencing stable disease for more than 16 weeks, including five patients who had stable disease for more than 24 weeks, and one patient who had stable disease for greater than 80 weeks.  Patient enrolment in this multi-centre trial was completed in May.

Results of a U.K. Phase I REOLYSIN and gemcitabine trial were also presented at ASCO.  The results demonstrated that the combination of REOLYSIN and gemcitabine was well tolerated and resulted in a clinical benefit rate (stable disease + partial response + complete response) of 70% of the evaluable patients.

A third ASCO poster detailed the results of an earlier, U.S. Phase I REOLYSIN trial for patients with advanced solid tumors.  Of 18 patients treated in the trial, eight demonstrated stable disease or better, including one patient with progressive breast cancer who experienced a partial response.

REOLYSIN/Radiation Combination Reports 93% Clinical Benefit Rate
Positive results of our U.K. Phase II REOLYSIN and radiation clinical trial were also announced in the quarter.  Of 14 evaluable patients in this trial, 13 patients had stable disease or better in the treated target lesions.  Of these, partial responses were observed in four patients and minor responses were observed in two patients for a total clinical benefit rate of 93% in the treated lesions.

U.K. Phase II Trial Enrolment Completed
Just subsequent to the quarter end, we announced the completion of patient enrolment in the Phase II component of our U.K. combination REOLYSIN and paclitaxel/carboplatin head and neck cancer trial.  A total of 30 patients have been treated in the Phase I/II trial (REO 011), including 23 head and neck cancer patients. Of these head and neck patients, 17 patients have been treated in the Phase II portion of the trial.

Interim results reported in March 2009 demonstrated that of 12 head and neck patients evaluable for clinical response, five had experienced a partial response and four had experienced stable disease ranging from two to six months, for a clinical benefit rate of 75%.

An independent, confirmatory Phase II trial using the same combination of REOLYSIN and carboplatin/paclitaxel for patients with head and neck cancers is currently underway in the U.S., as is a Phase II trial for patients with non-small cell lung cancer.

Financial Position Strengthened Through Two Transactions
In April, we completed an acquisition of an inactive private company in exchange for 1,875,121 common shares of Oncolytics.  The private company had approximately $2.1 million in net cash at the closing of the transaction.  In May, we announced the successful completion of an equity financing that consisted of 3.45 million units, including the full exercise of an overallotment option of 450,000 units at $2.00 per unit, for gross proceeds of $6.9 million.  Each unit is comprised of one common share and one common share purchase warrant.  Current cash reserves are sufficient to fund operations well into 2010.

Lyophilization Formulation Completed
Subsequent to the quarter end, we announced that we had completed the lyophilization (freeze-drying) formulation development program for REOLYSIN.  Lyophilized product is the standard end use formulation for commercial use of the product.

We look forward to updating you on progress in our clinical program and particularly our pivotal program in the next few quarters.

Brad Thompson, PhD
President and CEO
July 29, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and six months ended June 30, 2009 and 2008, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2008.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2009 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our activities on the development of REOLYSIN®, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the development stage should generally be regarded as speculative.  It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful.  There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations.  Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships.  There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

See also “RISK Factors Affecting Future Performance” in our 2008 MD&A.

REOLYSIN ® Development Update for the Second Quarter of 2009

We continue to develop our lead product REOLYSIN® as a potential cancer therapy.  Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products.  In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.

Clinical Trial Program

We began the second quarter of 2009 with 10 clinical trials that are being sponsored by us which are in varying stages of patient enrollment.  We also have two clinical trials sponsored by the American National Cancer Institute and one by the University of Leeds.  As well, our clinical program includes a research collaboration of up to five additional clinical trials with the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio.

During the second quarter of 2009, we completed patient enrollment and announced positive clinical trial results in our U.S. Phase II Sarcoma study and announced final clinical trial results from our U.K. Phase II REOLYSIN® in combination with radiation clinical trial.  We continued to progress through the process of obtaining approval for a Phase III clinical trial.

Of our ten sponsored trials, we exited the second quarter of 2009 with four trials still enrolling patients, two with patients still being re-treated and four trials that have completed patient enrollment and re-treatments.

Clinical Trial Program – Results

U.S. Phase II Sarcoma Clinical Trial

During the second quarter of 2009, we completed enrollment in our U.S. Phase II sarcoma clinical trial and positive interim results were presented.  Dr. Monica Mita, one of our principal investigators, delivered a presentation entitled “A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” at the 2009 American Society of Clinical Oncology (“ASCO”) annual meeting held in Orlando, Florida.

The interim results demonstrated that the treatment has been well tolerated, with 15 of 36, or 42% of evaluable patients experiencing stable disease for more than 16 weeks.  Five of these evaluable patients had stable disease for more than 24 weeks and one patient had stable disease for more than 80 weeks.  Re-treatments and further patient evaluation is expected to continue throughout 2009.

U.K. Phase II Combination REOLYSIN® and Radiation Clinical Trial

During the second quarter of 2009, we announced positive results in our U.K. Phase II clinical trial to evaluate the objective tumour response rate of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers.  A total of 16 heavily pretreated patients with advanced cancer (5 – melanoma, 4 – colorectal, 1 of each gastric, pancreas, ovarian, lung, cholangiocarcinoma, sinus and thyroid) were enrolled in this trial.  Most patients had received prior chemotherapy and/or radiation.  Of 14 patients evaluable for response, 13 patients had stable disease or better in the treated target lesions. Of these, partial responses were observed in four patients (lung, melanoma (2) and gastric) and minor responses were observed in two patients (thyroid, ovarian), for a total disease control rate (stable disease + partial response + complete response) of 93% in the treated lesions. The combination was well tolerated, with only mild (Grade 1 or 2) toxicities noted.

This trial was an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose fractionated radiotherapy.  20 Gy of radiation was given in five consecutive daily 4 Gy fractions combined with two intratumoural injections of REOLYSIN® (1x1010 TCID50) on days two and four.  The primary endpoint was objective tumour response rate in treated lesions.  Secondary endpoints were to evaluate viral replication, immune response, and safety.  Eligible patients included those diagnosed with advanced or metastatic cancers that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.

Manufacturing and Process Development

During the second quarter of 2009, we completed our first 100-litre production run of REOLYSIN® under cGMP conditions.  The product from this 100-litre run will subsequently be packaged and is expected to be sufficient to supply an initial Phase III clinical trial program.  As well, we successfully completed our lyophilization (“freeze-drying”) formulation development program.  This is one of the final steps in the development of our manufacturing process as lyophilized product is expected to be the standard end use formulation for commercial use.

Intellectual Property

During the second quarter of 2009, one Canadian patent (#2,425,749) was issued.  The claims for this patent titled “Method of Producing Infectious Reovirus” describe a method of producing infectious mammalian reovirus which is suitable for clinical administration to mammals, including humans.  At the end of the second quarter of 2009, we had been issued over 200 patents including 31 U.S. and 11 Canadian patents as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financings

Acquisition of Inactive Private Company

During the second quarter of 2009, we completed the acquisition of an inactive private company.  The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69.  Net proceeds from this acquisition were $1.8 million.

Public Offering

In the second quarter of 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million.  Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances.  Net cash proceeds from this public offering were $6.2 million.

Financial Impact

We estimated at the beginning of 2009 and in conjunction with our available cash resources that our cash requirements to fund our base level of activity for 2009 would be approximately $11,000,000.  During the second quarter of 2009, we raised an additional $8.3 million through our financing activities.  As a result, we re-evaluated and expanded our planned research and development to include additional clinical and manufacturing activities.  Additional clinical activities include increasing patient enrollment in certain clinical trials and increasing related clinical trial support costs.    Additional manufacturing activities include the 100-litre production run that was completed in the second quarter of 2009, the requisite fill, label, and packaging of our 100-litre run and expanded process validation studies.  We estimate that the cost of this additional activity for 2009 will be approximately $4.0 million.  We also expect to reduce our accounts payable and accrued liabilities balance by $1.0 million when compared to the end of 2008.  As a result, our combined cash requirement for 2009 is expected to increase to $16,000,000 (see “Liquidity and Capital Resources”).

Our cash usage for the six month period ending June 30, 2009 was $9,635,852 from operating activities which included net cash usage from non-cash working capital of $1,578,220 and $3,349 for the purchases of capital assets.  Our cash usage for the first half of 2009 is in line with our expanded operating activities.  We now expect to complete enrollment in our own sponsored trials in 2009 except our non-small cell lung cancer co-therapy trial which is expected to enroll into 2010.  Our net loss for the first half of 2009 was $8,292,403.

Cash Resources

We exited the second quarter of 2009 with cash resources totaling $11,983,352 (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development for the Remainder of 2009

We have set out our planned development for REOLYSIN® in 2009 into separate levels of activity.  Our planned base level of activity in 2009 continues to include the completion of the remainder of those clinical trials which we sponsor except for our U.S. Phase II non-small cell lung cancer trial which is expected to enroll into 2010.  Our base level manufacturing program continues to focus on filling, labeling, packaging and shipping our product to the various clinical sites as required, performing process validation studies and completing the lyophilization studies that were in process at the end of 2008.

SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2009 and 2008)

Net loss for the three month period ending June 30, 2009 was $4,334,757 compared to $5,254,530 for the three month period ending June 30, 2008.

Research and Development Expenses (“R&D”)

	$2009	$2008
Clinical trial expenses	1,078,387	1,633,445
Manufacturing and related process development expenses	1,378,221	1,284,955
Intellectual property expenditures	205,096	401,468
Research collaborations	10,429	82,624
Other R&D expenses	567,077	644,412
Research and development expenses	3,239,210	4,046,904

Clinical Trial Program

	$2009	$2008
Direct clinical trial expenses	1,074,153	1,603,171
Other clinical trial expenses	4,234	30,274
Clinical trial expenses	1,078,387	1,633,445

During the second quarter of 2009, our direct clinical trial expenses decreased to $1,074,153 compared to $1,603,171 for the second quarter of 2008.  During the second quarter of 2009, we continued to complete patient enrollment in our Phase II clinical trial program.  At the end of the second quarter of 2009, we had four trials enrolling patients compared to eight clinical trials enrolling in the second quarter of 2008.

Manufacturing & Related Process Development (“M&P”)

	$2009	$2008
Product manufacturing expenses	1,257,039	1,089,357
Process development expenses	121,182	195,598
Manufacturing and related process development expenses	1,378,221	1,284,955

Our M&P expenses for the second quarter of 2009 increased to $1,378,221 compared to $1,284,955 for the second quarter of 2008.

In the second quarter of 2009, we completed our first 100-litre production run under cGMP conditions and commenced the validation of a larger scale vial, labeling and packaging process.  In the second quarter of 2008, we completed one 40-litre production run that had started earlier in 2008 and began the vial and packaging process.  As well, we commenced an additional 40-litre production run.

Our process development expenses for the second quarter of 2009 were $121,182 compared to $195,598 for the second quarter of 2008.  In the second quarter of 2009, we completed our lyophilization formulation development program and continued with process validation studies.  In the second quarter of 2008, our process development focus was on 100-litre scale-up and lyophilization formulation development.

Intellectual Property Expenses

	$2009	$2008
Intellectual property expenses	205,096	401,468

Our intellectual property expenses for the second quarter of 2009 were $205,096 compared to $401,468 for the second quarter of 2008.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the second quarter of 2009, we had been issued over 200 patents including 31 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2009	$2008
Research collaborations	10,429	82,624

Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  During the second quarters of 2009 and 2008, we continued to selectively enter into additional collaborations and also incurred costs associated with collaboration studies that were already ongoing.

Other Research and Development Expenses

	$2009	$2008
R&D consulting fees	56,767	66,337
R&D salaries and benefits	449,505	449,330
Other R&D expenses	60,805	128,745
Other research and development expenses	567,077	644,412

During the second quarter of 2009, the activity associated with our other research and development expenses remained consistent compared to the second quarter of 2008.

Operating Expenses

	$2009	$2008
Public company related expenses	613,618	1,066,933
Office expenses	367,103	252,565
Operating expenses	980,721	1,319,498

During the second quarter of 2009, our public company related expenses were $613,618 compared to $1,066,933 for the second quarter of 2008.  In the second quarter of 2009, our public company related expenses declined compared to the second quarter of 2008, specifically our investor relations activity, transfer agent and listing fees, and related travel costs decreased.  As well, in the second quarter of 2008, we incurred professional fees associated with the expansion of our corporate structure that were not incurred in the second quarter of 2009.

During the second quarter of 2009, our office expenses were $367,103 compared to $252,565 for the second quarter of 2008.  In the second quarter of 2009, we experienced an increase in professional fees associated with our business development activities along with incurring additional administrative costs associated with our expanded corporate structure.

YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2009 and 2008)

Net loss for the six month period ending June 30, 2009 was $8,292,403 compared to $8,648,903 for the six month period ending June 30, 2008.

Research and Development Expenses (“R&D”)

	$2009	$2008
Clinical trial expenses	2,424,878	2,676,237
Manufacturing and related process development expenses	1,689,237	1,788,048
Intellectual property expenditures	549,327	669,054
Pre-clinical trial and research collaboration expenses	191,433	82,940
Other R&D expenses	1,196,990	1,224,022
Research and development expenses	6,051,865	6,440,301

Clinical Trial Program

	$2009	$2008
Direct clinical trial expenses	2,402,701	2,597,818
Other clinical trial expenses	22,177	78,419
Clinical trial expenses	2,424,878	2,676,237

During the six month period ending June 30, 2009, our direct clinical trial expenses were $2,402,701 compared to $2,597,818 for the six month period ending June 30, 2008.  In the first half of 2009, we continued to complete patient enrollment in our various clinical trials and exited the second quarter of 2009 with four enrolling trials compared to eight enrolling trials at the end of the second quarter of 2008.

We now expect that our clinical trial expenses in 2009 will decrease compared to 2008.    We expect to complete enrollment in these clinical trials in 2009 except for our Phase II non-small cell lung cancer trial which will enroll into 2010.  We continue to plan our path to registration, consequently any expansion of our clinical program may result in an increase in clinical trial expenses in 2009, but we expect that these costs will still decrease compared to 2008.

Manufacturing & Related Process Development (“M&P”)

	$2009	$2008
Product manufacturing expenses	1,436,032	1,705,017
Process development expenses	253,205	83,031
Manufacturing and related process development expenses	1,689,237	1,788,048

Our M&P expenses for the six month period ending June 30, 2009 decreased to $1,689,237 compared to $1,788,048 for the six month period ending June 30, 2008.

During the six month period ending June 30, 2009, we completed our first 100-litre production run under cGMP conditions.  We also continued to vial, label and package product from our 40-litre runs produced in 2008 for shipment to our clinical sites.  During the second quarter of 2008, we were producing and preparing for shipment at the 40-litre scale under cGMP conditions.

Our process development expenses for the six month period ending June 30, 2009 were $253,205 compared to $83,031 for the six month period ending June 30, 2008.  During the first half of 2009, our process development activity was focused on developing a lyophilization formulation plan which was completed in the second quarter of 2009.  As well, we commenced validation studies that are part of our path to registration.  During the first half of 2008, we were focused on 100-litre scale up studies and had commenced lyophilization studies.

Under our revised planned activity, we still expect our M&P expenses for 2009 to be less than 2008.  We continue to have sufficient product to supply our clinical trial program and the product from our 100-litre production run will be allocated to our pivotal trial program.  We expect for the remainder of 2009, to complete the fill and packaging of our 100-litre production run and perform additional validation studies in preparation for the conformity production runs required as part of our path to registration.

Intellectual Property Expenses

	$2009	$2008
Intellectual property expenses	549,327	669,054

Our intellectual property expenses for the first half of 2009 were $549,327 compared to $669,054 for the first half of 2008.   The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the second quarter of 2009, we had been issued over 200 patents including 31 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2009	$2008
Research collaborations	191,433	82,940

During the six month period ending June 30, 2009, our research collaboration expenses were $191,433 compared to $82,940 for the six month period ending June 30, 2008.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  For the first half of 2009, we continued to complete the collaborative agreements we had entered into in 2008 and have selectively entered into additional collaborations.  In the first half of 2008, we were entering into new collaborations and had fewer carry over from 2007.

We still expect that our research collaboration expenses will be consistent with 2008.

Other Research and Development Expenses

	$2009	$2008
R&D consulting fees	158,186	93,746
R&D salaries and benefits	922,149	927,448
Other R&D expenses	116,655	202,828
Other research and development expenses	1,196,990	1,224,022

During the first half of 2009, the activity associated with our other research and development expenses remained consistent compared to the first half of 2008.

We still expect that our Other R&D expenses will remain consistent with 2008.

Operating Expenses

	$2009	$2008
Public company related expenses	1,257,945	1,793,543
Office expenses	709,540	576,849
Operating expenses	1,967,485	2,370,392

During the six month period ending June 30, 2009, our public company related expenses were $1,257,945 compared to $1,793,543 for the six month period ending June 30, 2008.  In the first half of 2009, our public company related costs declined compared to the first half of 2008.  Specifically, our investor relations activity, transfer agent and listing fees, and related travel costs decreased.  As well, we did not incur the professional fees associated with the expansion of our corporate structure that were incurred in the first half of 2008.

During the six month period ending June 30, 2009, our office expenses were $709,540 compared to $576,849 for the six month period ending June 30, 2008.  In the first half of 2009, we experienced an increase in professional fees associated with our business development activities along with incurring additional administrative costs associated with our expanded corporate structure.

Stock Based Compensation

	$2009	$2008
Stock based compensation	20,181	37,616

Stock based compensation for the six month period ending June 30, 2009 was $20,181 compared to $37,616 for the six month period ending June 30, 2008.  In the first half of 2009 and 2008, we incurred stock based compensation associated with the vesting of options previously granted.

Commitments

As at June 30, 2009, we are committed to payments totaling $581,000 for activities related to manufacturing, clinical trial activity and collaborations.  All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2009		2008				2007
	June	March	Dec.	Sept.	June	March	Dec.	Sept.
Revenue	—	—	—	—	—	—	—	—
Interest income	4	17	66	98	174	180	265	319
Net loss (3)	4,335	3,958	4,760	4,141	5,255	3,394	4,117	3,786
Basic and diluted loss per common share(3)	$0.09	$0.09	$0.11	$0.09	$0.09	$0.11	$0.10	$0.09
Total assets(1), (4)	12,755	9,802	13,987	13,542	19,011	22,854	26,298	29,444
Total cash(2), (4)	11,983	9,292	13,277	9,813	9,751	14,636	25,214	28,191
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)
Included in net loss and loss per common share between June 2009 and July 2007 are quarterly stock based compensation expenses of $8,544, $11,637, $9,084, $17,339, $18,023, $19,593, $396,278, and $38,909, respectively.

(4)	During 2009, we issued common shares for net cash proceeds of $8,346,024 (2008 – net cash proceeds of $3,462,909; 2007 – net cash proceeds of $12,114,294).
(5)	We have not declared or paid any dividends since incorporation.

LIQUIDITY AND CAPITAL RESOURCES

Financing Activities

Acquisition of Inactive Private Company

In the first half of 2009, we completed the acquisition of an inactive private company that had ceased operations in 2008.    The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69.  Net proceeds from this acquisition were $1,800,120.

Public Offering

In the first half of 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million.  Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances.  Net cash proceeds from this public offering were $6,172,819.

Exercise of Options and Warrants

During the first half of 2009, options (60,500) and warrants (178,800) were exercised for total cash proceeds of $373,085.

Liquidity

	June 30, 2009 $	December 31, 2008 $

Cash and cash equivalents	11,983,352	7,429,895
Short-term investments	—	5,846,634
Working capital	9,293,451	9,008,408

The overall change in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $9,635,852 for the six month period ending June 30, 2009 offset by the cash provided by our finance activities of $8,346,024.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection.  To date, we have funded our operations through the issue of additional capital via public and private offerings.

Given the ongoing global financial market environment, our ability to continue to raise additional capital through public and private offerings may be impacted.  As a result, we have set out our research and development plans for 2009 into various levels to ensure optimal use of our existing resources.  At the beginning of 2009, we estimated the cash requirements for our base level of research and development activity to be approximately $11,000,000.  Research and development activities considered to be outside of the base level are subject to our financing activities.

With the additional cash resources provided by our financing activities over the first half of 2009, we were able to expand our planned activities during the second quarter of 2009 and will continue to monitor activities for the remainder of 2009.  Additional clinical activities include increasing patient enrollment in certain clinical trials along with other related clinical activity.    Additional manufacturing activities include the 100-litre production run that was completed in the second quarter of 2009, the requisite fill, label, and packaging of our 100-litre run and expanded process validation studies.  We estimate that the cost of this additional activity for 2009 will be approximately $4.0 million.  We also expect to reduce our accounts payable and accrued liabilities balance by $1.0 million when compared to the end of 2008.  As a result, our combined cash requirement for 2009 is expected to increase to $16,000,000.

Despite the anticipated increase in our cash requirements for the remainder of 2009, we continue to manage our research and development plan to ensure optimal use of our existing resources.  Additional activities continue to be subject to additional financings and we believe we have sufficient cash resources to fund our base level activity into the third quarter of 2010.  Factors that will affect our anticipated cash usage and for which additional funding would be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of our clinical collaborations, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of pre-clinical activity undertaken.  If we are able to expand our clinical trial program to include a path to registration we will also require additional funding.

We will look at obtaining the required funding in advance of commencing an expanded clinical and manufacturing program.  During the first half of 2009, we were able to raise funds through a public offering and the acquisition of a private company.  As well, we were able to raise funds in December 2008 through a public offering of units.  We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available.  As a result, we filed a base shelf prospectus on June 16, 2008 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units.  Establishing our base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  To date we have registered $10,875,000 under our shelf.

OTHER MD&A REQUIREMENTS

We have 49,395,169 common shares outstanding at July 29, 2009.  If all of our warrants (9,151,200) and options (3,800,493) were exercised we would have 62,346,862 common shares outstanding.

Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2009 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	June 30, 2009 $	December 31, 2008 $
ASSETS
Current
Cash and cash equivalents	11,983,352	7,429,895
Short-term investments	—	5,846,634
Accounts receivable	102,659	86,322
Prepaid expenses	435,485	179,668
	12,521,496	13,542,519

Property and equipment	233,435	263,926
Intellectual property	—	180,750
	12,754,931	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,228,045	4,534,111

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued: 49,395,169 (December 31, 2008 – 43,830,748) [note 8]	102,203,004	95,234,924
Warrants	4,803,054	3,425,110
Contributed surplus [note 3]	13,369,982	13,349,801
Deficit [note 4]	(110,849,154)	(102,556,751)
	9,526,886	9,453,084
	12,754,931	13,987,195

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2009 $	Three Month Period Ending June 30, 2008 $	Six Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	3,239,210	4,046,904	6,051,865	6,440,301	80,583,642
Operating	980,721	1,319,498	1,967,485	2,370,392	26,804,510
Stock based compensation	8,544	18,023	20,181	37,616	4,789,025
Foreign exchange loss/gain	3,103	(58,347)	59,138	(49,085)	648,565
Amortization – intellectual property	90,375	90,375	180,750	180,750	3,615,000
Amortization – property and equipment	16,536	12,194	33,840	23,380	530,991
	4,338,489	5,428,647	8,313,259	9,003,354	116,971,733
Loss before the following:	4,338,489	5,428,647	8,313,259	9,003,354	116,661,733

Interest income	(3,732)	(174,117)	(20,856)	(354,451)	(6,554,861)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	4,334,757	5,254,530	8,292,403	8,648,903	111,964,154
Future income tax recovery	—	—	—	—	(1,115,000)
Net loss and comprehensive loss for the period	4,334,757	5,254,530	8,292,403	8,648,903	110,849,154
Basic and diluted loss per share	0.09	0.13	0.18	0.21
Weighted average number of shares (basic and diluted)	47,449,182	41,180,748	45,659,353	41,180,748

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2009 $	Three Month Period Ending June 30, 2008 $	Six Month Period Ending June 30, 2009 $	Six Month Period Ending June 30,2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(4,334,757)	(5,254,530)	(8,292,403)	(8,648,903)	(110,849,154)
Deduct non-cash items
Amortization – intellectual property	90,375	90,375	180,750	180,750	3,615,000
Amortization – property and equipment	16,536	12,194	33,840	23,380	530,991
Stock based compensation	8,544	18,023	20,181	37,616	4,789,025
Other non-cash items [note 5]	—	—	—	—	1,383,537
Net changes in non-cash working capital [note 5]	(1,414,201)	1,157,662	(1,578,220)	1,182,343	2,689,901
	(5,633,503)	(3,976,276)	(9,635,852)	(7,224,814)	(97,840,700)
INVESTING ACTIVITIES
Capital assets	—	(56,080)	(3,349)	(58,745)	(817,093)
Purchase of short-term investments	—	(115,009)	—	(252,196)	(49,416,864)
Redemption of short-term investments	1,925,600	5,000,000	5,846,634	9,000,000	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	1,925,600	4,828,911	5,843,285	8,689,059	1,761,368
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	351,835	—	373,085	—	15,674,153
Proceeds from acquisition of private company	1,800,120	—	1,800,120	—	1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	6,172,819	—	6,172,819	—	52,451,026
	8,324,774	—	8,346,024	—	108,062,684
Increase in cash and cash equivalents during the period	4,616,871	852,635	4,553,457	1,464,245	11,983,352
Cash and cash equivalents, beginning of the period	7,366,481	7,326,706	7,429,895	6,715,096	—
Cash and cash equivalents, end of the period	11,983,352	8,179,341	11,983,352	8,179,341	11,983,352

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2009

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “we”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.  ACCOUNTING P OLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements.  The information as at and for the year ended December 31, 2008 has been derived from our annual audited financial statements.

The accounting policies used in the preparation of these interim consolidated financial statements conform to those used in the Company's most recent annual financial statements.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the Canadian Institute of Chartered Accountants (the “CICA”) announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFRS”).  IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In April 2008, the Accounting Standards Board in Canada published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The exposure draft makes possible the early adoption of IFRS by Canadian entities.

In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRS for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission (“SEC”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliation to U.S. GAAP, effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFRS.  Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority.  This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

To date, we have finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFRS will have on our accounting policies.  Our diagnostic review identified differences and issues that may impact the Company which center primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered
•	Financial statement presentation and certain disclosures
•	Income taxes
•	Impairment of long-lived assets including goodwill and intangibles
•	Stock based compensation

These differences exist based on Canadian GAAP and IFRS today.  The regulatory bodies that establish Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

In 2009, we plan to examine the areas identified by our diagnostic review and commence the impact analysis, evaluation and design phase of our transition plan.

3.      CONTRIBUTED SURPLUS

Amount $
Balance, December 31, 2007	10,376,962
Stock-based compensation	64,039
Expired warrants	2,908,800
Balance, December 31, 2008	13,349,801
Stock-based compensation	20,181
Balance, June 30, 2009	13,369,982

4.	DEFICIT

	June 30, 2009 $	June 30, 2008 $
Deficit, beginning of the year	102,556,751	85,006,547
Net loss for the six month period	8,292,403	8,648,903
Deficit, end of the period	110,849,154	93,655,450

5.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change in Non-Cash Working Capital

	Three Month Period Ended June 30, 2009 $	Three Month Period Ended June 30, 2008 $	Six Month Period Ended June 30, 2009 $	Six Month Period Ended June 30, 2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
Changes in:
Accounts receivable	(34,248)	37,816	(16,337)	32,802	(102,659)
Prepaid expenses	(334,460)	(274,249)	(255,817)	(175,427)	(435,485)
Accounts payable and accrued liabilities	(1,045,493)	1,394,095	(1,306,066)	1,324,968	3,228,045
Net change in non-cash working capital	(1,414,201)	1,157,662	(1,578,220)	1,182,343	2,689,901

Other Non-Cash Items	Three Month Period Ended June 30, 2009 $	Three Month Period Ended June 30, 2008 $	Six Month Period Ended June 30, 2009 $	Six Month Period Ended June 30, 2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
Foreign exchange loss	—	—	—	—	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)
	—	—	—	—	1,383,537

6.	CAPITAL DISCLOSURES

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.  We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multiyear plan.  This Base Shelf expires on July 16, 2010 and, to date, we have registered $10,875,000 of Securities under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital.

7.  FINANCIAL INSTRUMENTS

Financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable.  As at June 30, 2009, there are no significant differences between the carrying values of these amounts and their estimated market values, due to the short term nature of these financial instruments.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents.  We mitigate this risk through our investment policy that only allows investment of our excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K.  We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2009 are as follows:

	U.S. dollars $	British pounds £
Cash and cash equivalents	372,629	277,325
Accounts payable	(179,117)	(75,313)
	193,512	202,012

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in note 6 to the interim consolidated financial statements.

Accounts payable are all due within the current operating period.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2009

8.	SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering(a)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants			(1,920,000)	(2,908,800)
Warrants(b)			320,000	41,600
Share issue costs		(651,741)		
Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Issued for acquisition of private company (c)	1,875,121	2,113,275		
Issued for cash pursuant to May 13, 2009 public offering(d)	3,450,000	5,623,500	3,795,000	1,442,100
Exercise of stock options	60,500	51,425		
Exercise of warrants	178,800	385,996	(178,800)	(64,156)
Share issue costs		(1,206,116)		
Balance, June 30, 2009	49,395,169	102,203,004	9,151,200	4,803,054

(a)
Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000.  Each unit included one common share (ascribed value of $1.18) and one common share purchase warrant (ascribed value of $0.32).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $651,741.  In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(b)
On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600.  The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

(c)
On April 9, 2009, we completed our acquisition of an inactive private company pursuant to a plan of arrangement under the Business Corporations Act (Alberta).  We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of the private company.  The exchange ratio was at an agreed premium to the private company’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009).  We have treated this acquisition as a financing transaction for accounting purposes and we have allocated the net cash from the private company to the value of the common shares we issued net of related transaction costs.  The private company had no other assets or liabilities.

(d)
Pursuant to a public offering, 3,450,000 units were issued at an issue price of $2.00 per unit for gross proceeds of $6,900,000.  Each unit included one common share (ascribed value of $1.63) and one common share purchase warrant (ascribed value of $0.37).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $2.40 per share until May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $892,961.  In addition, we issued 345,000 broker common share purchase warrants with an exercise price of $2.40 expiring on May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $165,600 ($0.48 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

2009

Risk-free interest rate	1.34%
Expected hold period to exercise	2.00
Volatility in the price of the Company’s shares	58.95%
Dividend yield	Zero

The following table summarizes our outstanding warrants as at June 30, 2009:
Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$1.80	3,235,000	—	178,800	—	3,056,200	2.23
$2.40	—	3,795,000	—	—	3,795,000	2.88
$3.50	2,300,000	—	—	—	2,300,000	0.65
	5,535,000	3,795,000	178,800	—	9,151,200

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Operating Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property

Directors

Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, FCA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.